Mail Stop 3561
								September 9, 2005


Matthew J. Hoogendoorn
Chief Financial Officer
Clearly Canadian Beverage Corporation
2489 Bellevue Avenue
West Vancouver, British Columbia, Cananda V7V 1E1

		RE:	Clearly Canadian Beverage Corporation
			Form 20-F for Fiscal Year Ended December 31, 2004
			Filed June 30, 2005
			File No. 000-15276

Dear Mr. Hoogendoorn:

	It appears your Form 20-F excludes Item 18 financial statements.
Please amend your filing immediately to include all disclosures required by Form 20-F. We may have further comments after reviewing your amended filing.

	If you have any questions please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, your questions may be directed to me at (202) 551-3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

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